Exhibit 99.1

1.3 Mr. Ilan Biran postage-paid envelope provided. 1.4 Mr. Jonathan Kolber 1.5 Mr. Sami Totah 1.6 Mr. Christopher M. Cleary 2. To reelect the following external directors for a period of 3 years starting All votes must be received prior to 12:00 p.m. EST on May 24, 2019. June 17, 2019. 2.1 Ms. Yaffa Krindel Sieradzki Directors Recommend For additional information, please visit: itamar-medical.com • Yes No Directors a. Are you a Controlling Shareholder* or have a Personal Interest* in the approval Recommend of resolution 2.1? • For Against Abstain Directors 2.2 Ms. Zipora (Tzipi) Ozer-Armon Recommend • Yes No Directors Recommend a. Are you a Controlling Shareholder* or have a Personal Interest* in the approval • Yes For Yes For Yes For a. Are you a Controlling Shareholder* or have a Personal Interest* in the approval of resolution 3? • 4. To approve grants of stock options to our non-employee directors; a. Are you a Controlling Shareholder* or have a Personal Interest* in the approval of resolution 4? 5. To approve a special bonus to Mr. Gilad Glick, our President and Chief Executive Officer; a. Are you a Controlling Shareholder* or have a Personal Interest* in the approval of resolution 5? 6. To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors, and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; * as defined under the Israeli Companies Law, 1999, as described in the Company’s proxy statement. If you do not mark the relevant box, to confirm whether you are a Controlling Shareholder or have a Personal Interest, your vote will not be counted. CARY, NC 27512-9903 No Directors Recommend Against Abstain Directors Recommend No Directors Recommend Against Abstain Directors Recommend No Directors Recommend Against Abstain EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Copyright © 2019 Mediant Communications Inc. All Rights Reserved Please Sign Here Please Date Above

ITAMAR MEDICAL Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on May 24, 2019) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Itamar Medical registered in the name of the undersigned on the books of the Depositary as of the close of business on April 30, 2019 at the Annual General Meeting of the Shareholders of Itamar Medical to be held on May 29, 2019, at 1:00 p.m. local time, or at any adjournment or postponement thereof; NOTE: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. 2. Please sign exactly as your name or names appear on this proxy. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please signed in partnership name by authorized person. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FORITAMAR MEDICAL Box 8016P.O.CARY, NC 27512-9903